CHDT
CORPORATION
350 Jim Moran Boulevard
Deerfield Beach, Florida  33442
Telephone:  (954) 252-3440
Fax: (954) 252-3442

August 9, 2009

BY FAX (703) 813-6986 & FIRST CLASS MAIL

Scott Hodgdon, Attorney Advisor
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

RE:          CHDT CORPORATION
AMENDED PRELIMINARY INFORMATION
STATEMENT ON SCHEDULE 14C
FILE #: 000-28833

Dear Sir:

This letter and the attached amended preliminary information statement on Schedule 14C responds to Staff’s comment letter of 3 August 2009.

In response to your comments, CHDT Corporation (“Company”) responds:

SEC COMMENT:  We note the disclosure regarding your recent corporate actions has been divided in two separate corporate actions.  However, we also note that you have increased the authorized shares of common stock, reduced the authorized shares of preferred stock, created two classes of new series of preferred stock and reduced the number of directors that can sit on your board of directors.  Please revise your preliminary information statement to clearly present and describe corporate actions separately.

CHDT CORP. RESPONSE:  As indicated in the attached blackline version of the amended preliminary information statement, we have listed each corporate action separately with a description of each separate corporate action.

SEC COMMENT:  We note that you conducted a private placement of your Series C convertible preferred stock to Involve, LLC in July 2009 that was made in reliance upon Rule 506 of Regulation D under the Securities Act of 1933.  At the time of your private placement, you were in registration on Form S-1 for an offering of shares of common stock.  We also note that subsequently withdrew your Form S-1 registration statement.  Please provide further details regarding the private placement transaction, including the timing of relevant discussions and negotiations regarding the Series C preferred stock and the decision to withdraw your Form S-1. Include your analysis with respect to the integration of your public offering of common stock and your private placement of Series C preferred stock.

CHDT CORP. RESPONSE:

Factual Background. Stewart Wallach, Chief Executive Officer and a director of the Company has known the principals of Involve, LLC ("Principals") in a business and investment capacity since 1980, which was 27 years prior to his initial involvement in CHDT Corporation.  Mr. Wallach's involvement with the Principals consisted of business activities through the APAA (Automotive Parts & Accessories Assn) in 1980 and through discussions concerning Detect Oil Company in the early 1990’s.  The investment of Involve, LLC under the Rule 506 offering was not only the direct result of this long established business relationship, but it was the very reason that the investment was made - being an investment in Mr. Wallach's ability as the senior executive of a company more than an investment in CHDT Corporation.

In February 2009, and as the result of prior discussions in 2008, Mr. Wallach and the Principals started to discuss in earnest a possible funding or financing of the Company by the Principals, either an equity or debt funding.   Such financing was to fund product purchases by the Company and would be made when and if needed.  These discussions continued through May 2009.  In June, 2009, Mr. Wallach and the Principals reached an agreement in principle on an equity, preferred stock investment in Company.

The Principals retained legal counsel to conduct a due diligence review of the Company.  Said review was completed in July 2009.  It was during this due diligence review that the Principals first became aware of the Form S-1 registration statement by the Company. The decision by Company to withdraw the Form S-1 registration came after the closing of the Series C Convertible Preferred Stock purchase agreement with Involve, LLC on July 9, 2009.  The decision was made solely by the management of the Company and was made solely because:

               (1)  the Company believed that it had too many business developments and transactions in the pipeline to consummate in the remainder of 2009 to have management distracted by the registration process, and

               (2)   there was no sign of any foreseeable improvement in the public markets for stock offerings - management of the Company concluded that the timing of the registration should be postponed until the Company and the market for its common stock were in better condition.  These reasons were communicated by counsel Paul Richter to the SEC Attorney Advisor reviewing the Form S-1 registration statement, Mr. Jay Knight, by telephone on the Thursday or Friday preceding the filing of the RW with the Commission.

The Form S-1 registration statement never played any role in the Rule 506 investment by Involve, LLC.

Integration Analysis. With respect to the Staff’s comment regarding integration of our proposed public offering of common stock and the private placement of our convertible preferred stock, and in reference to the traditional integration factors in Rule 502(a) of Regulation D, our view is that no such integration should be imposed because (i) as discussed above the investor who invested in the private placement has had a long-standing, substantive, pre-existing relationship with Company and Stewart Wallach, its Chief Executive Officer, and was neither aware of nor solicited by the Company pursuant to the Registration Statement;  (ii) the two offerings were not a single plan of financing because the proposed offering under the Registration Statement was intended for resales by existing shareholders rather than an offering by the Company to raise capital, whereas the offering in the private placement was a primary offering by the Company to raise capital for an immediate product financing need; (iii) the two offerings involved different types of securities, with the proposed offering under the Registration Statement being for common stock and the offering in the private placement being for convertible preferred stock; and (iv) the offerings were conducted for wholly different purposes in that the proposed offering under the Registration Statement was for resales by existing shareholders whereas the private placement was for primary sales by the Company.

We believe our view that the offerings should not be integrated is consistent with recent SEC guidance provided in Release No. 33-8828. In that Release, the SEC stated (emphasis added):

“Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement.  For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering. On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

Consistent with the foregoing and in light of the fact that the single accredited investor in the private placement was not identified or contacted through the marketing of the public offering and did not independently contact the issuer as a result of the general solicitation by means of the Registration Statement, the Company is of the view that the private placement did not violate the prohibition against general solicitation in Rule 502(c) of Regulation D and otherwise met the conditions for a valid private placement under Section 506.

General:  The Company understands that:

General:  The Company understands that:

(a)	it is responsible for the adequacy and accuracy of the disclosures in the preliminary information statement, amendments thereto and any definitive information statement – all on Schedule 14C; and
(b)	SEC Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings described herein; and
(c)	The Company may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our outside counsel, Paul W. Richter,  at (804) 644-2182, Fax: (804) 644-2181, or email: prosage@comcast.net, with any questions or comments.

Sincerely,

/s/ Gerry McClinton

Gerry McClinton, Chief Operating Officer & Director

cc:           Paul W. Richter, PW Richter, plc